

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

<u>Via E-mail</u>
Ruth Shepley
President
DE Acquisition 7, Inc., et al.
6046 FM 2920, Suite 619
Spring, Texas 77379

    Re: **DE Acquisition 7, Inc.**
Amendment No. 1 to Registration Statement on Form 10-12G
Filed January 11, 2012
File No. 000-54406

DE Acquisition 8, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed January 11, 2012
File No. 000-54407

DE Acquisition 9, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed January 11, 2012
File No. 000-54408

DE Acquisition 10, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed January 11, 2012
File No. 000-54409

DE Acquisition 11, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed January 11, 2012
File No. 000-54410

DE Acquisition 12, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed January 11, 2012
File No. 000-54411

Dear Ms. Shepley:

We issued comments to you on each of the above captioned filings on February 2, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 3, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jennifer Riegel, Special Counsel, at (202) 551-3575 if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South
        2nd Floor
        Manalapan, NJ 07726